5-81830

06037191

SEC MAIL PROCESSING RECEIVED MAY 24 2006 WASH. D.C. 152 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Kabushiki Kaisha CRC Solutions
(Name of Subject Company)

CRC Solutions Corp.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

ITOCHU TECHNO-SCIENCE Corporation
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

ITOCHU TECHNO-SCIENCE Corporation, Attn.: Tomoki Saiki, General Manager,
Legal Dept., Kasumigaseki Bldg., 3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo, 100-6080, Japan
(phone number: 81-3-6203-4122)
(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

3

Exhibit index on page 2

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following document is attached as an exhibit to this Form:

	Exhibit number	Description
p.4	1	English translation of a press release announcing the merger of ITOCHU TECHNO-SCIENCE Corporation and CRC Solutions Corp.
p.15	2	English translation of a presentation explaining the merger

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the press release and presentation included as Exhibits 1 and 2.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

ITOCHU TECHNO-SCIENCE Corporation is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ITOCHU TECHNO-SCIENCE Corporation

By [signature]

Name: Yasuo Kanematsu
Title: Chief Financial Officer, Chief Compliance Officer and Chief Administration Officer of the Administration Group

Date: May 24, 2006

EXHIBIT 1

TOKYO:32272.2

May 23, 2006

To whom it may concern

Corporate name: Itochu Techno-Science Corporation
Representative: Yoichi Okuda, President & CEO
(Securities Code No. 4739
Tokyo Stock Exchange, First Section)
Contact: [Takashi Fujiwara
Manager of Corporation Communication Dept.]
(Tel: +81-3-6203-5000)

Corporate Name: CRC Solutions Corp.
Representative: Hiromi Sugiyama, President and CEO
(Securities Code No. 9660
Tokyo Stock Exchange, First Section)
Contact: [Sukeyuki Majima
General Manager of the IR Office]
(Tel: +81-3-5634-5684)

Announcement of Merger

Itochu Techno-Science Corporation (hereinafter referred to as "Itochu Techno-Science") and CRC Solutions Corp. (hereinafter referred to as "CRC Solutions") hereby announce that a final agreement pertaining to the merger of the companies effective October 1, 2006 has been reached and that the Board of Directors of each company at its meetings respectively held today has decided to enter into a merger agreement and the companies have entered into a merger agreement.

NOTICE TO U.S. SHAREHOLDERS

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases.

NOTE

1. Background and objective of merger

The IT service industry, driven by the recovery in business sentiment and improvement in corporate performance, has shown a sustainable gradual recovery trend throughout the whole economy. In addition to the growing number of large-scale IT investments triggered by the establishment of the next generation system in telecommunications and financial sectors, there have been demands for upgrading of and enhancing investments in the existing system led by the diversification of the network and increase in amount of information in other sectors. Moreover, due to the growing demands for internal system development to reinforce internal control in compliance with the New Company Law and J-SOX Law, it is expected that demands for IT services will further grow in the future.

However, the business environment of the industry cannot be necessarily regarded too optimistically since customer needs tend to be more sophisticated and complex and requests calling for profit improvement in IT investments have been increasingly made. Under such management environment, in order for IT service companies to maintain and enhance competition and achieve sustainable growth, in addition to expanding their customer base, which can be a stable revenue source, it is necessary to provide customers with many more additional values.

Itochu Techno-Science and CRC Solutions have entered into a merger agreement on equal terms to promptly formulate a structure for expansion of diversified IT services ranging from operation to development to product sales, to a broad range of customers, accomplish sustainable long-term growth and attain the status as the leading company in the IT service sector by orchestrating the management resources of each company as Itochu Group.

2. Purpose of merger

(1) Expansion of revenues by reinforcing service business areas

A close tie between the operation and maintenance business of Itochu Techno-Science and the system operation service business of CRC Solutions will promote enhancement of processing ability and efficiency of operation and achieve improvement in service. Additionally, by pursuing improvement in the brand image, we will also further expand the revenues of our service business, by strengthening the presence of the data service business.

(2) Strengthening SI abilities

Expansion of size due to the integration will reinforce our financial strength and enable a dynamic allocation of SE resources to be enforced and furthermore, by combining the abilities of each company to build a system, we will reinforce our ability to handle large-scale transactions.

Additionally, through expansion of our size and improvement in our brand image, we will promote superior personnel acquirement.

(3) Expansion of business opportunities in the existing businesses

By enhancing coverage for customers' IT life cycle, we will develop business areas for which each of company has strengths, and cultivate new business opportunities.

(4) Appropriate allocation of human resources based on effects of the integration

By implementing appropriate allocation of human resources through integration and streamlining of management divisions and establishing a new human resources rotation system among sales, technology and management divisions, we will achieve a dynamic allocation of human resources into the future.

3. Outline of merger

(1) Schedule of merger

Board meeting to approve the merger agreement	May 23, 2006
Execution of the merger agreement	May 23, 2006
General shareholders meeting to approve the merger agreement (CRC Solutions)	June 20, 2006 (scheduled)
General shareholders meeting to approve the merger agreement (Itochu Techno-Science)	June 22, 2006 (scheduled)
Delisting date (CRC Solutions)	September 26, 2006 (scheduled)
Merger date (effective date)	October 1, 2006 (scheduled)
Listing date after change	October 1, 2006 (scheduled)
Merger registration	October 2, 2006 (scheduled)

(2) Method of merger

Itochu Techno-Science will be the surviving entity, and CRC Solutions will be dissolved.

(3) Merger ratio

Company name	Itochu Techno-Science	CRC Solutions
Merger ratio	1	0.31

(Note) 1. Share allotment

0.31 shares of Itochu Techno-Science will be allotted to 1 share of CRC Solutions; provided, however, that Itochu Techno-Science will not allot its shares to itself with respect to the shares of CRC solutions (4,260,400 shares as of May 22, 2006) it presently owns.

2. Calculation basis of merger ratio

The merger ratios above were determined after consultation with the subject merger companies based on the merger ratios calculated by the third-party organizations selected respectively, Nomura Securities, Co., Ltd. for Itochu Techno-Science and Mizuho Securities Co., Ltd. for CRC Solutions.

3. Calculation result, calculation method and calculation basis by third-party organization

Based on the market share price average method, quasi company comparative method and discounted cash flow (DCF), etc., Nomura Securities Co., Ltd. and based on the market share price standard method, DCF and quasi company comparative method, etc., Mizuho Securities Co., Ltd. calculated merger ratios comprehensively taking into account the analysis results.

4. Number of new shares to be issued in relation to the merger

It has not been decided at this stage.

Itochu Techno-Science will allot common stock to be newly issued upon the merger and treasury stock it currently owns to shareholders of CRC Solutions.

Further, the number of the above-mentioned new shares and treasury stock will be determined in accordance with the status of exercise of stock acquisition rights issued by CRC Solutions as of the day before the merger effective date.

(4) Handling concerning stock acquisition rights of CRC Solutions

As of the effective date of the merger, stock acquisition rights issued by CRC Solutions will be extinguished, and Itochu Techno-Science (as of the merger effective date, scheduled to be changed to "Itochu Techno Solutions Corporation") plans to allocate and deliver the subject company's stock acquisition rights to holders of the subject stock acquisition rights.

The primary descriptions of stock acquisition rights to be extinguished and delivered are as listed below:

A. Stock acquisition rights based on the resolution at the meeting of general shareholders held on June 19, 2003

	Stock acquisition rights to be extinguished (as of April 30, 2006)	Stock acquisition rights to be newly delivered
Issue date	August 1, 2003	October 1, 2006
Those allotted with stock	Directors, statutory auditors	Among the right holders

8

acquisition rights	and employees of CRC Solutions and its consolidated subsidiaries	mentioned in the left column, those who have not exercised their rights as of October 1, effective date of the merger.
Number of stock acquisition rights (right)	43 rights (Note 1)	Among the number of rights mentioned in the left column, those which have not been exercised as of October 1, the effective date of the merger
Type of shares to be used as stock acquisition rights	Common stock	Common stock
Number of shares to be issued per stock acquisition right (share)	200 shares (Note 2)	62 shares
Paid-in amount upon exercise of stock acquisition rights	713 yen per share (Note 2)	2,300 yen per share
Exercise period for stock acquisition rights	From February 1, 2004 to July 31, 2007	From October 1, 2006 to July 31, 2007

B. Stock acquisition rights based on the resolution at the meeting of general shareholders held on June 18, 2004

	Stock acquisition rights to be extinguished (As of April 30, 2006)	Stock acquisition rights to be newly delivered
Issue date	August 2, 2004	October 1, 2006
Those allotted with stock acquisition rights	Directors, statutory auditors and employees of CRC Solutions and its consolidated subsidiaries	Among the right holders mentioned in the left column, those who have not exercised their rights as of October 1, effective date of the merger.
Number of stock acquisition rights (right)	340 rights (Note 1)	Among the number of rights mentioned in the left column, those which have not been exercised as of October 1, the effective date of the merger
Type of shares to be used as stock acquisition rights	Common stock	Common stock

Number of shares to be issued per stock acquisition right (share)	200 shares (Note 2)	62 shares
Paid-in amount upon exercise of stock acquisition rights	837 yen per share (Note 2)	2,700 yen per share
Exercise period for stock acquisition rights	From February 1, 2005 to July 31, 2008	From October 1, 2006 to July 31, 2008

C. Stock acquisition rights based on the resolution at the meeting of general shareholders held on June 21, 2005

	Stock acquisition rights to be extinguished (As of April 30, 2006)	Stock acquisition rights to be newly delivered
Issue date	August 1, 2005	October 1, 2006
Those allotted with stock acquisition rights	Directors, statutory auditors and employees of CRC Solutions and its consolidated subsidiaries	Among the right holders mentioned in the left column, those who have not exercised their rights as of October 1, effective date of the merger.
Number of stock acquisition rights (right)	372 rights (Note 1)	Among the number of rights mentioned in the left column, those which have not been exercised as of October 1, the effective date of the merger
Type of shares to be used as stock acquisition rights	Common stock	Common stock
Number of shares to be issued per stock acquisition right (share)	200 shares (Note 2)	62 shares
Paid-in amount upon exercise of stock acquisition rights	998 yen per share (Note 2)	3,220 yen per share
Exercise period for stock acquisition rights	From February 1, 2006 to July 31, 2009	From October 1, 2006 to July 31, 2009

Note 1: Number of stock acquisition rights to be extinguished may change depending on exercise status until the effective date of the merger.

Note 2: Number of shares is calculated reflecting the share-split (split of one (1) share of common stock into two (2) shares) implemented as of April 1, 2006.

(5) Outline of accounting procedure

Because according to the accounting standard in relation to corporate integration, the merger falls under the category of a commonly controlled transaction, it shall be handled pursuant to "Paragraph 247 of the application guideline concerning corporate integration accounting standard and accounting standard for separation of business, etc."

In addition, it is estimated that no goodwill will be incurred.

(6) Dividend of surplus

CRC Solutions decided by the resolution of the Board of Directors to distribute surplus, up to five yen per share, instead of an interim dividend for the business term in September 2006, to shareholders registered and recorded in the list of shareholders as of September 30, 2006, the day before the effective date of the merger, and Itochu Techno-Science will succeed such payment obligation as of the effective date of the merger.

In addition, with respect to the above, it is required that at a meeting of general shareholders of CRC Solutions scheduled to be held on June 20, 2006, a resolution for changes in Articles of Incorporation be approved which state that by a resolution at a Board of Directors meeting a dividend of surplus shall be implemented at any time.

4. Outline of the merging companies (As of March 31, 2006)

(1) Corporate name	Itochu Techno-Science Corporation (surviving company)	CRC Solutions Corp. (company to be dissolved)
(2) Business	Sale and maintenance of computer and network systems, development of software and support	Information processing service, software development, system sales, information service for science and engineering and others
(3) Date of incorporation	July 11, 1979	November 13, 1958
(4) Address of head office	2-5, Kasumigaseki 3-chome, Chiyoda-ku Tokyo	7-5, Minamisuna 2-chome, Koutou-ku Tokyo
(5) Representative	Yoichi Okuda President & CEO	Hiromi Sugiyama President and CEO
(6) Capital	21,763 million yen	1,949 million yen
(7) Total number of outstanding shares	61,500,000 shares	17,583,100 shares (Note)
(8) Shareholders' equity	102,377 million yen	15,651 million yen

(9) Total assets	167,153 million yen	28,551 million yen
(10) Closing of accounts	March 31	March 31
(11) Number of employees	2,699	1,040
(12) Major customers	Domestic telecommunications and broadcasting businesses, manufacturing businesses, financial and insurance businesses, information service businesses, etc.	Distribution businesses (trading companies, convenience stores, etc.), information service businesses, financial businesses, etc.
(13) Major shareholders and holding ratio (As of March 31, 2006)	1. Itochu Corporation 45.31% 2. Japan Trustee Services Bank, Ltd. (trust) 3.91% 3. Japan Trustee Services Bank, Ltd. (re-trust of The Sumitomo Trust & Banking Co., Ltd. and retirement benefit trust of Itochu Corporation) 3.37% 4. The Master Trust Bank of Japan, Ltd. (trust) 3.06% 5. Individually managed money trust trustee Mitsui Asset Trust and Banking Company, Limited 1 unit 1.76% * In addition to the above, there is	1. Itochu Corporation 34.31% 2. Itochu Techno-Science Corporation 12.12% 3. Mizuho Trust & Banking Co., Ltd. (retirement benefit trust) 3.86% 4. The Master Trust Bank of Japan, Ltd. (trust) 3.51% 5. Japan Trustee Services Bank, Ltd. (trust) 3.42%

	6.45% of the treasury stock.		
(14) Major banks	Mizuho Corporate Bank, Ltd. The Sumitomo Trust & Banking Co., Ltd. Mitsubishi Tokyo UFJ Bank, Ltd.		Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation The Sumitomo Trust & Banking Co., Ltd.
(15) Relationship between the two companies	Capital	Itochu Techno-Science holds 12.12% of the outstanding shares of CRC Solutions. CRC Solutions holds 0.61% of the outstanding shares of Itochu Techno-Science.	
	Personnel	Itochu Techno-Science seconds one (1) part-time director to CRC Solutions.	
	Transaction	Purchase and sale pf computer and network system	

(Note) CRC Solutions split one (1) share of common stock into two (2) shares as of April 1, 2006.

(16) Consolidated financial results of the most recent three (3) years (unit: million of yen)

	Itochu Techno-Science Corporation (surviving company)			CRC Solutions Corp. (company to be dissolved)		
Closing of accounts	March 2004	March 2005	March 2006 (Note)	March 2004	March 2005	March 2006 (Note)
Sales	266,170	226,795	239,021	55,028	59,459	60,587
Ordinary income	17,386	18,129	20,534	3,716	3,910	4,486
Current net earnings	9,822	10,872	11,517	2,186	2,278	2,609
Earnings per share (yen)	160.26	182.88	197.87	120.91	125.97	144.24
Dividend per share (yen)	26.00	30.00	60.00	22.00	25.00	30.00
Shareholders equity per share (yen)	1,733.47	1,819.34	2,007.88	892.05	980.72	1,133.08

(Note) The figures for March 2006 of both Itochu Techno-Science and CRC Solutions were announced on April 27, 2006.

5. After the merger

(1) Corporate name	Itochu Techno Solutions Corporation (scheduled to be changed as of the merger date)
(2) Business	Sale and maintenance of computer and network systems, development of software, information processing service, information service for science and engineering, support and others
(3) Address of head office	2-5, Kasumigaseki 3-chome, Chiyoda-ku Tokyo
(4) Representative	Yoichi Okuda
(5) Capital	21,763 million yen (no capital will be increased due to the merger).
(6) Total assets	187,690 million yen (20,537 million yen) (Note) The figure in the bracket is the estimated amount of increase due to the merger. Calculated based on the total assets as of March 31, 2006.
(7) Closing of accounts	March 31
(8) Impacts on business performance	We will notify details of our business forecast after the merger, once determined.

EXHIBIT 2

TOKYO:32272.2

May 22, 2006 Draft Ver.2.3.11

CTC
Challenging Tomorrow's Changes

CRC SOLUTIONS

May 23, 2006

Presentation on Management Integration

Itochu Techno-Science Corporation
CRC Solutions Corp.

Background and Outline of Management Integration

◆ CRC Solutions Corp.

Hiromi Sugiyama, President and CEO

Background of Integration

Market Environment

- Gradual recovery in the IT service industry, driven by the recovery in business sentiment and improvement in corporate performance
- More sophisticated and complex customer needs and stronger demand for profit improvement in IT investments

Competitive Environment

- ■Widening gap in corporate size
- ■General contractor-type hierarchical (prime and subcontractor) structure

⇓

Market dominated by major companies

Medium-sized companies becoming more specialized like “boutiques”

What qualities are looked for in future prime contractors?

- Expansion of Customer base
- Provision of more value added to customers
- Management vitality

Issues Facing Both Companies

While stable growth can be expected, gear changing is required to make a greater leap forward.

Time to accelerate growth has come by expanding our business domain through promotion of alliance strategy

Challenging Tomorrow's Changes

- Expansion of stable revenue base
- Further expansion of size of enterprise business areas
- Reinforcement of abilities to comprehensively support an IT life cycle
- Expansion of size of the data center business
- Reinforcing sales ability and expansion of customer base
- Ensuring SE resources

Integration Scheme

To create an immediate synergy effect, the integration method is a MERGER

Outline of Merger

- Merger date :October 1, 2006
- Surviving Company : Itochu Techno-Science Corporation
- Merger ratio : 0.31 shares of Itochu Techno-Science will be allotted to 1 share of CRC Solutions Corp.

Outline of a New Company

- Corporate name : Itochu Techno Solutions Corporaiton
- Address of head office :2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo
- Representative : Yoichi Okuda
- Capital : 21, 763 million yen

Aim/Purpose of the Integration

First Step to

Make a Greater Leap

Aim of Management Integration

◆Itochu Techno-Science Corporation

Yoichi Okuda, President & CEO

Aim/Purpose of the Integration

First Step to Make a Greater Leap

1. Achieving synergy effects from the integration

2. Implementation of growth strategy for the future

Future Aimed by a New Company ①

In the IT/ information service industry,

① a company equipped with collective strengths under a unique business model

② a company ranked in the top group in terms of size

③ a leading technology company

Further advancement of Operation/Maintenance : SI (Buildup/Development) : IT Product Sale = 4 : 3 : 5 Model

Future Aimed by a New Company ②

1. A company capable of comprehensively supporting an IT life cycle



Operation
Business strategy
Planning Design
Procurement Purchase
Development Construction
Introduction Transfer
Operation/Maintenance
Data Center
A wide range of consulting

2. A company which has sophistication in the latest technology and an ability to develop new solutions

◇Technological ability to establish an open-type system base

◇Ability to discover products in a strong mutual relationship with the most advanced overseas IT companies

Future Aimed by a New Company ③

3. A company which exhibits its strength in specific businesses

e.g.
- ◇ Construction of a front-type backbone application, particularly for CRM, SCM and sales management
- ◇ Business for construction of infrastructure backbone
- ◇ Business for operation of a data center

4. A company which exhibits its strength in specific businesses

e.g.
- ◇ Telecom and telecommunications field, financial field and distribution field

5. A company which generates sustainable profits in newly created business areas

e.g.
- ◇ IT utility service and application service
- ◇ Creation of new services in the era of ubiquitous computing

Synergy Effect by the Integration ①

1. Expansion of revenues by strengthening a service business area

◇ Expansion of the operation service business, particularly the data center business

◇ Improvement in services through close interdivisional ties

◇ Building new services

2. Reinforcing SI abilities

◇ Recruiting 5,000 staff and engineers and up to 20,000 SE

◇ Mutual development of expertise (basic construction ability/business know-how of each company

◇ Expansion of superior human resources by improving the brand image

◇ Reinforcing the ability to handle large-scale transactions

Synergy Effect by the Integration ②

3. Expansion of the existing business size by capitalizing on strengths

◇ Development of business areas for which each company has strengths to mutual customers

◇ Mutual development of successful precedents

4. Appropriate allocation of human resources based on the effects of integration

◇ Appropriate allocation of human resources through integration and streamlining of administrative/non-marketing divisions

◇ Dynamic allocation of human resources among marketing, engineering and administrative divisions

Business Size after the Merger (Consolidated Simple Arithmetic Sum Base of the FY ended in March 2005)

Sales approx. 300 bill yen
Net profit approx. 14 bill yen

Results for the FY ended in March 2005 (100 mill yen)	CTC	CRC	Simple arithmetic sum
Sales	2, 390	605	2, 996
Ordinary income	205	44	250
Net profit	115	26	141

Number of employees approx. 6,000

Results for the FY ended in March 2005 (person)	CTC	CRC	Simple arithmetic sum
Number of employees	3, 399	2, 269	5,668

Total assets approx. 210 bill yen
Shareholders' equity approx. 130 bill yen

Results for the FY ended in March 2005 (100 mill yen)	CTC	CRC	Simple arithmetic sum
Shareholders' equity	1, 156	199	1, 356
Total assets	1, 780	339	2, 119

27 domestic offices

About 100 domestic maintenance offices

7 overseas offices

(NY, Silicon Valley, London, Shanghai, Beijing, Hong Kong and Taiwan)